ALGONQUIN POWER & UTILITIES CORP.
(“Algonquin”)

CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
______________________________________________________________________________

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), and in connection with the annual and special meeting of shareholders of Algonquin to be held on June 8, 2017 (the “Meeting”), the undersigned, David Bronicheski, the Chief Financial Officer of Algonquin, hereby certifies for and on behalf of Algonquin and not in his personal capacity, that Algonquin:

(a)
has made arrangements to have proxy-related materials for the Meeting delivered to beneficial owners of shares of Algonquin in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	has made arrangements to carry out all of the requirements of NI 54-101 in addition to those described above in paragraph (a); and

(c)	is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.
DATED this 17th day of May, 2017.
ALGONQUIN POWER & UTILITIES CORP.

By:     (signed) “David Bronicheski”
Name:    David Bronicheski
Title:    Chief Financial Officer